SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: Dec. 06, 2005
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
          Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: December 6, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

December 6, 2005
Ivanhoe Mines Announces Amethyst Castle
Copper-Gold-Uranium Project, Mt. Isa District, Australia
BRISBANE, AUSTRALIA — Douglas Kirwin, Ivanhoe Mines Executive Vice-President, Exploration, announced today that Ivanhoe Cloncurry Mines Pty. Ltd., a wholly-owned subsidiary of Ivanhoe Mines Ltd. (Ivanhoe), will conduct geophysical surveys followed by diamond drilling at the Amethyst Castle copper, gold and uranium target within its 100%-owned Cloncurry tenements in the Mt. Isa District, northwestern Queensland, Australia.
“There are very strong geological similarities with rock types, style of mineralization and element association at the Amethyst Castle occurrence with the Olympic Dam copper-gold-uranium mine in South Australia,” said Mr. Kirwin.
Ivanhoe plans to conduct a significant exploration program in 2006, including detailed geophysical surveys comprising gravity, magnetics, conductivity and Induced Polarization (IP) over an area of 1,000 metres by 1,000 metres, with potential extensions to the south. Geochemical anomalies, detected by previously conducted surveys over this area, will strengthen the interpretation and allow a drill program to be finalized. An initial 5,000-metre drill program will focus on the strongest combined anomalies, with later drilling to infill and substantiate the results.
Amethyst Castle Prospect
Uranium was first identified in the Cloncurry tenements in the late 1960s and mid 1970s. Airborne radiometric surveys over the western half of the tenements in the mid 1970s by Amoco Minerals detected a number of radioactive anomalies that have not yet been followed up. Although the Queensland Government currently prohibits the primary mining of uranium in the State, Amethyst Castle is principally an IOCG (iron-oxide-copper-gold) system, with similar mineralogy and geology to the nearby, operating Ernest Henry Copper-Gold Mine.
The Amethyst Castle prospect is located seven kilometres north-northwest of the former Selwyn Mill and is accessed off the Selwyn-Mt. Elliot road. Early workings at Amethyst probably date back to the period between 1915 and 1919, and include a shaft excavated to a depth of approximately 30 metres.
Two large (>600 metres x 400 metres) hematite-silica-altered heterolithic breccias (eastern and western breccia) have been identified. The eastern and western breccia bodies are each greater than 600 metres long and 400 metres wide, and are coincident with similarly large soil and RAB copper-gold anomalies. This suggests that they are host to a major pulse of iron-copper-gold-uranium mineralizing fluids. The two small open cuts in the Western Breccia zone have significant hydrothermal brecciation with secondary copper development.
In the mid-1960s, Australian Selection Pty. Ltd. completed stream sediment sampling, soil sampling, geological mapping, ground magnetic, IP/resistivity and gravity surveys. Australian Selection drilled 11 core holes, totalling 1,607 metres, into the breccia system. Results of the exploration indicated a large soil copper anomaly, developed over a wide zone of hematite-silica brecciation. This coincided in part with gravity and IP anomalies, and an old working with exposed copper oxides in hematite-silica-chlorite breccia. Mapping identified the breccia host was a mixture of undeformed granite, and Gin Creek gneisses and schist. Several late silicified faults crosscut the zone of brecciation. The drilling results included 37 metres of 0.81% copper, and 3.41 metres of 4.41% copper. Both oxide and sulphide copper were intersected. These holes were selectively assayed for copper after visual identification of chalcocite mineralization and were not assayed for gold or uranium. Only selected intervals of the core were split with much of the haematitic breccia material not submitted for assay.
Follow-up work by Cyprus Mining (1986-87) and Arimco Mining Pty. Ltd. (1995-96, 1998) established the presence of gold in addition to copper, but they also did not analyze for uranium.
Cyprus conducted in-fill soil sampling, followed by a shallow 18-hole Airtrac drilling program. Results were strongly anomalous with the generally coincident >0.1 ppm gold / >1000 ppm copper contours outlining several NNW trending anomalies over a strike length of 500 metres. The results of the drilling indicated that the anomaly is open along strike and to the west.
Exploration by Arimco indicated that the breccias and soil anomalies cover more than 60 hectares, suggesting the prospect holds potential for a very significant near-surface deposit.
The mineralization at Amethyst Castle comprises dominantly malachite, azurite and subordinate chrysocolla in an oxide zone underlain by a primary zone of chalcopyrite and chalcocite, with cuprite and bornite (all of which are copper minerals) defining a transitional zone. No primary mineralization can be observed on the surface. The main secondary minerals are hematite, red limonite, manganese oxides with malachite and chrysocolla.
Strong radiometric response was recently obtained by Ivanhoe geologists in the open cuts and from drill core believed to be from Australian Selection’s drilling program. This was reflected on the most recent limited sampling that returned significant copper, gold and uranium values.
Assay Results Amethyst Castle
The results listed below were obtained from surface grab samples or from abandoned drill core pieces located at a camp site on the Amethyst Castle site. The core size, rock and mineral type match the drill core description from logs of Australian Selection geologists as reported in 1965. Ivanhoe cannot confirm that the core was obtained from drilling at Amethyst Castle. Most of the core pieces were not split and therefore not previously analyzed. All holes drilled by

Australian Selection were shallow, to a depth of less than 100 metres below surface.
Ivanhoe Mines Amethyst Castle Project Assay Results

		U3O8	Copper	Gold
Location	Uranium (ppm)	(%)	(%)	(g/t)	Comments
Surface East pit 1	42		1.04	0.35	Hem breccia sil chl matrix
East pit 2	27		0.48	1.07	Hem breccia sil chl matrix
East pit 3	52		1.37	0.36	Hem breccia sil chl matrix
West pit 1	49		3.75	0.60	Hem breccia sil chl matrix
West pit 2	94		1.95	1.08	Hem breccia sil chl matrix
West pit 3	82		3.07	3.44	Hem breccia sil chl matrix
Drill core 1		0.87%	7.16	1.66	Hem breccia core sil chl matrix
Drill core 2		0.22%	4.17	4.04	Hem breccia core sil chl matrix
Drill core 3		0.41%	1.61	1.84	Hem breccia core sil chl matrix
Drill core 4		0.11%	0.64	0.33	Hem breccia core sil chl matrix
Drill core 5	235		0.31	0.31	Mass silica mod hem
Drill core bag 1	120		1.79	0.49	Hem breccia
Drill core bag 2	75		2.07	0.43	Hem breccia
Drill core bag 3	10		0.03	X	Schist gneiss
Drill core bag 4	45		0.16	0.06	Hem breccia
Samples were assayed for uranium by XRF pressed powder method, or XRF fused bead method for U3O8 % samples, copper by AAS, gold by fire assay. All assaying was carried out by SGS Laboratories, Perth, Australia.
Strong radiometric response was recently obtained by Ivanhoe geologists in the open cuts and from drill core. The geochemistry is similar to major IOCG deposits with copper, gold, cobalt and uranium all present. The prospect area has not undergone detailed follow-up drilling since the drilling by Australian Selection in the 1960s.
Approximately 700 metres south of the Amethyst Castle workings is the Three Amigos soil copper gold anomaly. Australian Selection collected stream sediment and soil samples during the period from 1964 to 1966. Stream sediments (analyzed for copper only) returned values up to 200 ppm copper. The high-order, stream-sediment, gold-copper anomalies were traced back by Arimco to a vein system with associated alteration. Soil sampling returned moderately to highly anomalous gold, copper and cobalt assays. The presence of anomalous copper, gold and cobalt could suggest similarities to Amethyst Castle or an extension of Amethyst Castle to the south.

Amethyst Castle Uranium Radiometrics extending south to the Three Amigos. Showing also the Three Amigos anomalous copper (purple circles) and gold (yellow circles), the Amethyst Castle copper soil anomaly (green line) and breccia zones (brown line). Scale: grid lines are 200 to 400 metres apart. (Radiometrics from MIM airborne Survey 1991).
Cloncurry Project Background
The Cloncurry Project, covering an area of more than 1,450 kilometres of highly prospective Proterozoic terrain, was acquired by Ivanhoe in September 2003. Since its acquisition, Ivanhoe has been conducting a comprehensive exploration program on the property, with the objective of identifying bulk-tonnage copper-gold mining opportunities for development. Ivanhoe has scheduled drilling in coming months on a number of high-quality targets. Some of the targets have not been previously drill tested; others have had only limited scout drilling.
In March, 2005, Ivanhoe announced the discovery of potentially significant IOCG mineralization at the Swan Prospect at Cloncurry. See Ivanhoe’s March 21, 2005, news release for more details on this discovery.
Ivanhoe has a farm-in and exploration agreement with Placer Pacific (Osborne) Pty. Limited, a wholly-owned subsidiary of Placer Dome Inc., to explore for deposits of gold and copper on 114.5 square kilometres at the southern end of Ivanhoe’s Cloncurry Project, representing approximately 8% of Ivanhoe’s total licence area.
Ivanhoe believes that the area has excellent geological potential to host large-scale, high-grade iron oxide copper and gold deposits similar to the nearby Ernest Henry Mine, or the Olympic Dam Mine, in South Australia. The Northwest Queensland Mineral Belt is one of the most significant mineral producers in the world. It hosts the Century, Mount Isa, Hilton Group, Cannington, Lady Loretta and Dugald River base metal deposits, the Ernest Henry and Osborne IOCG mines, the Tick Hill gold deposit and the Mary Kathleen and Valhalla uranium deposits.
The Ernest Henry copper-gold mine, located 38 kilometres northeast of Cloncurry, produces approximately 100,000 tonnes of copper and 125,000 ounces of gold a year. The Ernest Henry project has been a major catalyst for significant infrastructure development in northwestern Queensland. New and improved services have included the installation of a 115-kilometre water pipeline and electricity transmission lines, upgrading and conversion of Mount Isa’s Mica Creek Power Station from coal to natural gas, construction of a new airport terminal and provision of improved air services — all of which are close enough to serve Ivanhoe’s Cloncurry Project.
Qualified Person
The technical information in this release is based on information compiled by James Heape, a Fellow of the Australian Institute of Geoscientists and a Qualified Person as required by NI 43-101. Mr. Heape, a full-time Ivanhoe Cloncurry employee, has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration, and to the activity that he is undertaking, to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.
All samples were assayed by SGS at its analytical facility in Perth, Australia.
Ivanhoe’s shares are listed on the New York and Toronto stock exchanges under the symbol IVN.
Information contacts in North America
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning Ivanhoe’s planned exploration program at the Cloncurry prospect and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.

Amethyst Castle & Swan Prospects
Coral Sea
Townsville (seaport)
Mt. Isa
Queensland (Australia)
Brisbane
140°
Mt. Gordon (Hindalco)
Lady Loretta (Noranda)
Mt. Cuthbert (Matrix)
Queensland
George Fisher (Xstrata)
Hilton (Xstrata)
Mt. Isa Mine (Xstrata)
Mt. Isa
Mary Kathleen
Cloncurry
Ernest Henry Mine (Xstrata)
Flinders Highway
(to Port of Townsville)
Matilda Highway
Eloise (Breakaway Res.)
21°
Amethyst Castle
Mt. Elliott Mine (Ivanhoe)
Swan Prospect
Mt. Dore (Ivanhoe)
Tick Hill (Xstrata)
Dajarra
Phosphate Hill (WMC)
Cannington (BHPB)
22°
Osborne (Placer Dome)
Ivanhoe - Placer gold & Copper exploration area
Town
Power line
Gas pipe line
Highway
Secondary road (sealed)
Unsealed road
Railway
Ivanhoe Mines exploration licence
Mineral rich area of interest
Mine
Mine, abandoned
Prospect
0
25 km